# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEQUANS COMMUNICATIONS, CIK 0001383395
CUSIP: 817323306
Title of class of securities: Ordinary Shares, nominal value EUR 0.01 per share
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, LES PORTES DE LA DEFENSE, Colombes, France (I0), 92700
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-23-000362
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,370,760; shared voting power 0; sole dispositive power 9,370,760; shared dispositive power 0; aggregate amount beneficially owned 9,370,760 (0.7% of the class)
- LYNROCK LAKE PARTNERS LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 9,370,760; shared voting power 0; sole dispositive power 9,370,760; shared dispositive power 0; aggregate amount beneficially owned 9,370,760 (0.7% of the class)
- Paul Cynthia: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 9,370,760; shared voting power 0; sole dispositive power 9,370,760; shared dispositive power 0; aggregate amount beneficially owned 9,370,760 (0.7% of the class)

## Item 1. Issuer
Name of issuer: SEQUANS COMMUNICATIONS
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, LES PORTES DE LA DEFENSE, Colombes, France, 92700

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons"). This statement relates to Ordinary Shares, nominal value EUR 0.01 per share ("Ordinary Shares"), of Sequans Communications S.A. (the "Issuer") held by Lynrock Lake Master Fund LP ("Lynrock Lake Master"). Lynrock Lake LP is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, Lynrock Lake LP has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake LP, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of the date hereof:

Lynrock Lake LP - 9,370,760 Ordinary Shares, represented by 937,076 American Depositary Shares
Lynrock Lake Partners LLC - 9,370,760 Ordinary Shares, represented by 937,076 American Depositary Shares
Cynthia Paul - 9,370,760 Ordinary Shares, represented by 937,076 American Depositary Shares

Amount beneficially owned as of June 30, 2025:

Lynrock Lake LP - 40,741,640 Ordinary Shares, represented by 4,074,164 American Depositary Shares
Lynrock Lake Partners LLC - 40,741,640 Ordinary Shares, represented by 4,074,164 American Depositary Shares
Cynthia Paul - 40,741,640 Ordinary Shares, represented by 4,074,164 American Depositary Shares
Percent of class:
Percent of class as of the date hereof:

Lynrock Lake LP - 0.7%
Lynrock Lake Partners LLC - 0.7%
Cynthia Paul - 0.7%

Based on 1,427,163,962 Ordinary Shares outstanding as of July 7, 2025, as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on July 25, 2025.

Percent of class as of June 30, 2025:

Lynrock Lake LP - 16.0%
Lynrock Lake Partners LLC - 16.0%
Cynthia Paul - 16.0%

Based on 255,176,342 Ordinary Shares outstanding as of June 30, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 31, 2025.
Sole power to vote or to direct the vote: As of the date hereof, the Reporting Persons have sole power to vote or to direct the vote of 9,370,760 Ordinary Shares. As of June 30, 2025, the Reporting Persons had sole power to vote or to direct the vote of 40,741,640 Ordinary Shares.
Shared power to vote or to direct the vote: As of the date hereof, the Reporting Persons have shared power to vote or to direct the vote of 0 Ordinary Shares. As of June 30, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 Ordinary Shares.
Sole power to dispose or to direct the disposition: As of the date hereof, the Reporting Persons have sole power to dispose or to direct the disposition of 9,370,760 Ordinary Shares. As of June 30, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 40,741,640 Ordinary Shares.
Shared power to dispose or to direct the disposition: As of the date hereof, the Reporting Persons have shared power to dispose or to direct the disposition of 0 Ordinary Shares. As of June 30, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (08/07/2025)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (08/07/2025)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul / Self (08/07/2025)